

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via E-mail
Joseph Pandolifino
Chief Executive Officer
22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221

      Re: 22nd Century Group, Inc.
             Amendment No. 3 to Registration Statement on Form S-1
             Filed July 20, 2011
             File No. 333-173420

Dear Mr. Pandolifino:

      We have reviewed your responses to the comments in our letter dated July 14, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 1

Our Company, page 1

Overview, page 1

1. Please revise to reconcile your disclosure in the second sentence on page 1 "that you control 90 issued patents" with your disclosure in the same sentence that, of those 90 issued patents, "[you] own 8 issued patents" and "have control of an additional 90 issued patents" and with your disclosure on page 5 that your "proprietary technology is covered by 12 patent families consisting of 98 issued patents."

2. Please revise to clarify the expiration dates of your two exclusive licenses if none of the patent applications under each license is successful.

3. We note your disclosure in the last sentence on page 1 and in the first paragraph on page 36 that your "very low nicotine (VLN) cigarettes made from [your] VLN tobacco have already demonstrated efficacy in previous Phase II trials, specifically the Phase II trial at the University of Minnesota which had a very similar protocol to our upcoming Phase II clinical trial." Please revise this disclosure to clarify that further research is needed to determine the efficacy of X-22.

4. We note your response to our prior comment one. Please revise the first sentence in the fourth paragraph on page two and the first sentence in the third paragraph on page 36 to clarify that further research is needed to determine the efficacy of X-22.

5. Please refer to the first sentence in the first paragraph on page three. Please explain to us the basis for your belief stated here and elsewhere that BRAND A and BRAND B will qualify as Modified Risk Cigarettes, given that the FDA has not yet issued its regulations and guidance in this regard.

Risk Factors, page 9

The FDA requirement regarding graphic health warnings, page 19

6. We note your response to our prior comment eight. Please revise this risk factor and your Government Regulation disclosure to also address which of your current products or products in development will be subject to these new packaging and advertising regulations.

Business, page 35

"Tar" Nicotine and Smoking Behavior, page 37

7. We note your response to our prior comment one. We note your disclosure on page 38 that "[s]tudies have shown that smokers do not compensate when smoking cigarettes made with our VLN tobacco, and that smoking VLN cigarettes, such as Brand A, actually assist smokers to smoke fewer cigarettes per day and reduce their exposure to certain tobacco smoke toxins, including nicotine." Please revise to clarify that further studies are needed to verify the claims made in this statement. In addition, we note that your intent is to sell Brand A as modified risk cigarette and not as a smoking cessation aid. Please revise or advise.

8. We note your response to our prior comment one. Please revise the last sentence in this section on page 38 to remove the words "such as Brand B" and revise to clarify that Brand B was not used in these studies and that further studies are needed to verify your statements regarding Brand B.

Market, page 38

Cigarettes and Smoking Cessation Aids, page 38

9. We note your response to our prior comment one. Please revise the last sentence in the first paragraph of this section to clarify that further studies will need to be done in order to determine whether your products can meet the identified needs.

10. We note your response to our prior comment nine. Please refer to the third paragraph in this section on page 38. With a view to revised disclosure, please tell us how the information cited earlier in the paragraph provides a basis for your conclusion that X-22 will be attractive to smokers "especially with those who have previously attempted to quit and failed."

11. Please remove the word "limited" in the fourth paragraph in this section.

Products, page 39

X-22 Smoking Cessation Aid, page 39

12. Please revise the last four bullet points on page 40 given that that further study is needed to demonstrate efficacy.

Brand B Cigarettes, page 42

13. We note your response to our prior comment one. Please refer to the first paragraph on page 42. Please revise to clarify that human studies still need to be conducted to determine the level of carbon monoxide exposure and the level of nicotine exposure from smoking BRAND B, or please advise.

Research and Development, page 55

14. Please revise to remove the words "highly qualified."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

cc: Via E-mail
Patrick G. Quick
Foley & Lardner LLP